Filed by Galaxy Digital Holdings Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Galaxy Digital Inc.
(Commission File No.: 333-262378)
Voting Instructions - Guidelines and Conditions The Company is providing you the enclosed proxy-related materials for their securityholder Meeting. Your name, address and information about your security holdings have been obtained in accordance with applicable securities regulations from the intermediary holding them on your behalf (which is identified by name, code or identifier in the information on the top right corner on the reverse). The Voting Instruction Form ('VIF') is to enable your vote to be submitted on the stated matters. Please complete, sign, date and return the VIF. Unless you appoint yourself or a delegate to attend the Meeting and vote, your securities can be voted only by Management Nominees in accordance with your instructions. We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIAL. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE FILING DEADLINE NOTED ON THE REVERSE OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING. Voting Instructions and Authority – Notes 1. THIS VOTING INSTRUCTION FORM IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY. 2. If you appoint the Management Nominees indicated on the reverse to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendation highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 3. The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting. 4. If internet voting is available, you can provide your voting instructions on the website see "Internet" section under "Voting Method"). 5. To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of mailing to the securityholders of the Company. 6. This form does not convey any right to vote in person at the Meeting. We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted. If you want to attend the Meeting and vote in person, write your name in the place provided for that purpose on the reverse of this form. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, contact your advisor. 7. Guidelines for proper execution of the VIF are available at www.stac.ca. Please refer to the Proxy Protocol VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number FACSIMILE 416-595-9593 MAIL or HAND DELIVERY TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 For assistance, please contact TSX TRUST INVESTOR SERVICES. Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1 Tel: 1-866-600-5869 Email: tsxtis@tmx.com Galaxy Digital Holdings Ltd. (the “Company”) Special Meeting May 9, 2025 at 10:00 a.m. (Eastern Daylight Time) 300 Vesey Street, New York City, New York, 10282, United States https://virtual-meetings.tsxtrust.com/1791 Password: galaxy2025 (the “Meeting”)

TMX TSX TRUST

VOTING INSTRUCTION FORM ("VIF")

Galaxy Digital Holdings Ltd.
(the **"Company"**)

Special Meeting
May 9, 2025 at 10:00 a.m. (Eastern Daylight Time)
300 Vesey Street, New York City, New York, 10282, United States
https://virtual-meetings.tsxtrust.com/1791 Password: galaxy2025

CONTROL NUMBER:

SECURITY CLASS: Ordinary Shares **RECORD DATE: April 7, 2025** **FILING DEADLINE FOR PROXY: May 7, 2025 at 10:00 a.m. (Eastern Daylight Time)**

APPOINTEES

The undersigned hereby appoints **Francesca Don Angelo**, whom failing **Andrew Siegel**, or failing both of them **Michael Novogratz** (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

Resolution	FOR	AGAINST	WITHHOLD
1. Redomicile and Reorganization Resolution Approval by special resolution of the reorganization and domestication of the Company, as set out in Appendix "1" of the accompanying management information circular (the "Circular") and as more particularly described therein.	☐	☐	☐
2. Share Issuance Resolution Approval by ordinary resolution of the issuance of up to 500 million Class B Common Stock of the post-reorganization and domestication entity to the current holders of Class B limited partnership units of Galaxy Digital Holdings LP, as set out in Appendix "1" of the Circular and as more particularly described therein.	☐	☐	☐
3. Adjournment Resolution Approval by ordinary resolution of the adjournment of the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that it is determined by the Company that more time is necessary or appropriate such that one or more resolutions at the Meeting be approved and adopted in all respects, as set out in Appendix "1" of the Circular.	☐	☐	☐

4. Declaration of Non-U.S. Status

For the purpose of determining the aggregate number of votes that U.S. holders are entitled to cast, the undersigned certifies that:

	YES	NO
i) is not a U.S. resident; and	☐	☐
ii) to the extent that it holds shares of the Company for the account or benefit of any other person, such person is not a U.S. resident.	☐	☐

IF YOU DO NOT HOLD SHARES OF THE COMPANY FOR THE ACCOUNT OR BENEFIT OF ANY OTHER PERSON, PLEASE ALSO CHECK THE "YES" BOX IN 4(ii) ABOVE. IF YOU DO NOT COMPLETE THIS DECLARATION OF NON-U.S. STATUS OR IF IT IS DETERMINED BY THE DIRECTORS OF THE COMPANY, IN THEIR ABSOLUTE DISCRETION, THAT YOU INCORRECTLY COMPLETED THIS DECLARATION (THROUGH INADVERTENCE OR OTHERWISE), IT WILL BE DEEMED THAT (A) YOU ARE A U.S. RESIDENT OR (B) TO THE EXTENT THAT YOU HOLD SHARES OF THE COMPANY FOR THE ACCOUNT OR BENEFIT OF ANY OTHER PERSON, SUCH PERSON IS A U.S. RESIDENT. IF YOU CHECKED THE "NO" BOX IN 4(ii) ABOVE INDICATING THAT YOU HOLD SHARES OF THE COMPANY FOR THE ACCOUNT OR BENEFIT OF ANY OTHER PERSON THAT IS A U.S. RESIDENT, IT IS IMPORTANT THAT YOU ALSO COMPLETE, SIGN AND MAIL (USING THE RETURN ENVELOPE PROVIDED TO YOU) THE ADDITIONAL PAPER FORM OF DECLARATION OF BENEFICIAL OWNERSHIP (THE "BENEFICIAL OWNERSHIP DECLARATION") THAT HAS BEEN SENT TO YOU WITH THE MEETING MATERIALS. IF YOU DO NOT COMPLETE, SIGN AND MAIL THE BENEFICIAL OWNERSHIP DECLARATION, OR IF IT IS DETERMINED BY THE DIRECTORS OF THE COMPANY, IN THEIR ABSOLUTE DISCRETION, THAT YOU INCORRECTLY COMPLETED THE BENEFICIAL OWNERSHIP DECLARATION (THROUGH INADVERTENCE OR OTHERWISE), IT WILL BE DEEMED THAT ALL SHARES HELD BY YOU ARE HELD FOR THE ACCOUNT OR BENEFIT OF A PERSON THAT IS A U.S. RESIDENT. IF YOU CHECKED THE "YES" BOX IN 4(ii) ABOVE, YOU DO NOT NEED TO COMPLETE BENEFICIAL OWNERSHIP DECLARATION.

This VIF revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME	*Signature of beneficial owner(s)* *Date*

040925_v1